UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-43296	CUSIP Number: 30233T102

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2026

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR

For the Transition Period Ended: Not applicable

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I — REGISTRANT INFORMATION

Full name of registrant	Exyn Technologies, Inc.
Former name if applicable	Not applicable
Address of principal executive office	2118 Washington Avenue, Suite 1000
City, State and Zip Code	Philadelphia, Pennsylvania 19146

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒ (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form N-SAR, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its Quarterly Report on Form 10-Q for the period ending June 30, 2026 (the “Quarterly Report”) within the prescribed time period because the Audit Committee of the Board of Directors, with the assistance of outside counsel, is conducting an internal investigation into allegations that an executive officer used a Company-issued credit card to pay for personal travel and other personal expenses that were recorded as business expenses in the Company's books and records. The Company has placed the officer on a leave of absence pending the results of the investigation and is working diligently to complete this investigation promptly; however, because the investigation is ongoing, and the Company has not completed its review of the underlying facts, the appropriate accounting treatment, or the impact, if any, on the Company's previously issued financial statements or on its internal control over financial reporting, the Company was unable to complete and file the Quarterly Report by the required due date of August 14, 2026 without unreasonable effort and expense.  The Company does, however, expect to file the Quarterly Report within five calendar days thereof.

The Company expects to file the Form 10-Q no later than the fifth calendar day following the prescribed due date, in accordance with Rule 12b-25(b).

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Pedro Ricardo Sotelo, Chief Financial Officer — (917) 806-1345

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three and six months ended June 30, 2026, the Company expects to report higher operating expenses and a higher net loss compared to the corresponding periods ended June 30, 2025, primarily due to increased personnel-related costs, professional fees, and other expenses associated with preparing to be and operating as a public company following the Company's IPO in May 2026, as well as non-operating expenses associated with the modification and settlement of senior secured convertible promissory notes. Revenues for the corresponding periods are expected to be lower, primarily attributable to the timing of customer project activity and product deliveries.

Exyn Technologies, Inc.

(Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2026	By: /s/ Pedro Ricardo Sotelo
Pedro Ricardo Sotelo, Chief Financial Officer